UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to _____________________.

Commission file number: 01026

            A. Full title and address of the plan, if different from that of the issuer named below:

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITNEY HOLDING CORPORATION

228 St. Charles Avenue
New Orleans, LA 70130

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

TABLE OF CONTENTS

Financial Statements
Signature
Exhibit 23.1 – Consent of PricewaterhouseCoopers, LLP

Whitney National Bank Savings Plus Plan

Financial Statements
December 31, 2004 and 2003

Whitney National Bank Savings Plus Plan Index December 31, 2004 and 2003

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4–8

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Whitney National Bank Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Whitney National Bank Savings Plus Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New Orleans, Louisiana
June 24, 2005

Whitney National Bank Savings Plus Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value	$110,716,684	$96,707,491
Participant loans	2,839,589	2,570,967

Total investments	113,556,273	99,278,458
Dividends and interest receivable	221,785	195,177

Total assets	113,778,058	99,473,635
Liabilities
Due to broker for securities purchase	456,989	—

Total liabilities	456,989	—

Net assets available for benefits	$113,321,069	$99,473,635

The accompanying notes are an integral part of these financial statements.

Whitney National Bank Savings Plus Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2004

Investment income
Interest	$160,123
Dividends	816,099
Net appreciation in fair value of investments (Note 3)	7,314,130

Total investment income	8,290,352

Contributions
Employer	2,969,482
Employee	5,872,705
Others (including rollovers)	297,811
Funds transfers in related to acquisition (Note 1)	1,320,630

Total contributions	10,460,628

Deductions
Benefits paid to participants	4,888,777
Administrative expenses	14,769

Total deductions	4,903,546

Increase in net assets available for plan benefits	13,847,434
Net assets available for plan benefits
Beginning of year	99,473,635

End of year	$113,321,069

The accompanying notes are an integral part of these financial statements.

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.	Plan Description

The following description of the Whitney National Bank Savings Plus Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Whitney National Bank (the “Bank”) adopted the Thrift Incentive Plan for Employees of Whitney National Bank (the “Predecessor Plan”), effective December 31, 1952, for the benefit of its full-time employees. The Predecessor Plan was a defined contribution plan. Effective October 1, 1993, the Predecessor Plan was amended and restated to comply with the Tax Reform Act of 1986 and to clarify the terms of the Predecessor Plan concerning deferrals under Section 401(k) of the Internal Revenue Code of 1986, resulting in the Whitney National Bank Savings Plus Plan. The Plan was amended and restated January 1, 2002 and 2004 to incorporate changes to certain plan administrative matters. There were no significant changes in the benefit provisions of the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

Whitney National Bank is the Trustee for the Plan, and the Plan is administered by the Bank acting through its Human Resources Department. The Plan’s employee account record maintenance function is performed by an outside service organization, Fidelity Investments.

Contributions

Eligible participants may elect to contribute, on a pre-tax basis, from 1% to 25% of their compensation, as defined in the Plan document, through payroll deductions subject to certain limitations. The Bank matches the participant’s eligible contributions dollar for dollar up to 4% of his or her compensation. This qualified the plan as a Safe Harbor Plan in 2004 and 2003.

Funds Transferred

Madison BancShares, Inc. was acquired by the Bank’s parent company, Whitney Holding Corporation, on August 20, 2004. During the fourth quarter 2004, $1,320,630 of assets attributable to the former 401(k) retirement plan for employees of Madison Bank was merged into the Plan.

Vesting

Participants immediately vest 100% in their voluntary contributions, Bank contributions and earnings thereon.

Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in the account in a lump-sum distribution, or if eligible, in the form of an IRA rollover. Participants are also allowed to transfer their account balance to another tax deferred qualified plan. A lump-sum distribution is subject to certain taxes and penalties imposed by the Internal Revenue Code and the Plan’s rules regarding the availability of Plan distributions. Additionally, hardship distributions are permitted in some cases while a participant is employed, however these distributions are subject to Federal and State income taxes upon withdrawal and imposition of a penalty tax at year-end when the participant’s tax liabilities are calculated. The Plan allows certain in-service withdrawals by participants who are at least 59-1/2 years of age subject to the terms of the Plan.

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the Bank’s contributions, participant’s contributions, and investment income, gains and losses on the participant’s account balance.

Participation

The Plan covers all salaried employees of the Bank who have completed nine months or more of employment (eligible participants) as of the entry dates January 1, April 1, July 1, and October 1.

Participant Loans

Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50% of the participant’s balance not to exceed $50,000. Loan terms generally range from 1-5 years, but may extend up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at the Wall Street prime rate plus 1%. The interest rate on outstanding loan balances ranged between 5% and 10.5% for 2004 and 2003. Principal and interest is paid ratably through semi-monthly payroll deductions. Upon origination of a loan, participants are charged an administrative fee. Loan fees are reflected in administrative expenses.

Investment Options

Under the provision of the Plan, participating employees are allowed to choose the manner in which all of their contributions are invested. Employees may choose from nineteen mutual funds, a stable value fund and Whitney Holding Corporation common stock.

On December 1, 2003, the Investment Committee of the Plan decided to add several additional investment options to the Plan for participants. Effective April 1, 2004, The Investment Committee added ten investment options: Fidelity FID Freedom Income, Fidelity FID Freedom 2000, Fidelity FID Freedom 2005, Fidelity FID Freedom 2010, Fidelity FID Freedom 2015, Fidelity FID Freedom 2020, Fidelity FID Freedom 2025, Fidelity FID Freedom 2030, Fidelity FID Freedom 2035, and Fidelity FID Freedom 2040.

Employees have the ability to change investment elections and transfer account balance funds among the various fund options on a daily basis.

Cash and Cash Equivalents

From time to time, the Whitney Stock Fund holds uninvested cash to meet certain distributions and on a short-term basis pending investment in additional Whitney Stock. During 2004 and 2003, cash held by the Whitney Stock Fund was invested in short-term institutional money market funds earning market rates of interest.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

Investment Valuation and Income Recognition

Plan investments are stated at fair value except for loans to participants that are valued at cost, which approximates fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the plan at year end. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on transactions are computed by determining the cost of the investment sold on a specific identification basis.

Administrative Expenses

Under the Plan, as amended, the Bank may elect to charge administrative fees and expenses against the assets of the Plan, subject to certain requirements imposed by applicable law. This election can be made annually and need not be the same each year. Substantially all of the administrative expenses of the Plan were borne by the Bank in 2004.

Certain asset management fees are imposed under each of the investment options offered by the Plan. These management fees are charged against the return earned by the applicable investment option. No sales commission or other front-end or back-end charges (loads) are imposed with respect to the acquisition or disposition of investment options under the Plan.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following is a detail of investments that represent 5% or more of total net assets as of December 31, 2004 and 2003:

	2004	2003
Issuer
Whitney Stock Fund (including cash of $876,480 and $522,471 as of December 31, 2004 and 2003, respectively)	$29,581,270	$24,705,669
Fidelity Advisor Equity Growth Fund	18,255,724	17,702,500
Fidelity Advisor Stable Value Portfolio	17,072,056	15,832,731
Fidelity Advisor Equity Income Fund	16,861,696	14,538,063
Fidelity Advisor Growth Opportunities Fund	8,274,693	7,688,038

During 2004, the Plan’s investments (including investments bought, sold, transferred in, and held during the year) appreciated in value by $7,314,130 follows:

Year Ended
December 31,
2004
Investments in Registered Investment Companies	$4,531,957
Investment in Common & Collective Trusts	549,181
Investment in Whitney Stock Fund	2,232,992

Net Change in Fair Value	$7,314,130

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

4.	Investment in Whitney Holding Corporation Stock

The Plan held investments in the Bank’s parent, Whitney Holding Corporation (the “Corporation”) as follows:

	2004	2003
Number of shares held	638,026	589,978
Market value of shares	$28,704,790	$24,183,198
As a % of the total fair value of Plan assets	25.28%	24.31%
As a % of the outstanding common shares of the Corporation	1.54%	1.46%

With regard to the Whitney Stock Fund the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option. As of December 31, 2004 and 2003 there were approximately 1,120,433 and 1,033,227 units outstanding with a market value of approximately $26.19 and $23.91 per unit (excluding amounts attributable to receivables), respectively, related to the Whitney Stock Fund.

5.	Risks and Uncertainties

The Plan provides for various investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

6.	Related-Party Transactions

Certain Plan investments are shares of mutual funds, managed by Fidelity Investments, and Whitney Holding Corporation common stock. Fidelity Investments is the recordkeeper as defined by the Plan and Whitney Holding Corporation is the Bank’s parent. Therefore, these transactions qualify as party-in-interest transactions.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a determination letter dated May 31, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

Effective January 1, 2004, the Plan was amended and restated. There were no significant changes in the provisions of the Plan. The trustee and the Plan’s tax counsel believe the Plan as amended and restated is designed and is being operated in compliance with applicable requirements of the Internal Revenue Code.

8.	Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to terminate its participation in the Plan at any time by delivering written notice to the Trustee at least ten days prior to the proposed effective termination date. In the event the Plan terminates, the Trustee would, in accordance with written instructions of the Bank, either (1) distribute the Plan’s

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2004 and 2003

assets to participants after payment of any expenses properly chargeable to the Plan, or (2) continue to hold and administer the assets in accordance with the Plan and Trust agreements.

Whitney National Bank Savings Plus Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
December 31, 2004

	Shares	Current
Issuer/Description	Held	Value
Registered Investment Companies

Fidelity Advisor Intermediate Bond Fund*	433,528	$4,833,842
Fidelity FID Freedom Income*	724	8,160
Fidelity FID Freedom 2000*	24	287
Fidelity FID Freedom 2010*	35,131	478,480
Fidelity FID Freedom 2020*	5,757	80,365
Fidelity FID Freedom 2030*	1,925	27,100
Fidelity FID Freedom 2040*	1,001	8,281
Fidelity FID Freedom 2005*	11,456	123,724
Fidelity FID Freedom 2015*	9,958	110,032
Fidelity FID Freedom 2025*	3,678	41,490
Fidelity FID Freedom 2035*	5,643	64,555
Fidelity Advisor Balanced Fund*	263,833	4,329,493
Fidelity Advisor Equity Income Fund*	588,746	16,861,696
Fidelity Spartan U.S. Equity Index*	109,006	4,672,004
Fidelity Advisor Growth Opportunities Fund*	271,124	8,274,693
Fidelity Advisor Equity Growth Fund*	380,011	18,255,724
Fidelity Overseas Fund*	110,934	1,961,316
Federated Index Mid Cap Fund	91,315	1,921,264
Fidelity Advisor Value Strategies Fund*	54,971	2,010,852

Subtotal Registered Investment Company		64,063,358

Common & Collective Trusts
Fidelity Advisor Stable Value Portfolio*	17,072,056	17,072,056

Whitney Stock Fund
Whitney Holding Corporation Stock*	638,026	28,704,790
Whitney Stock Fund Cash*		876,480

Subtotal Whitney Stock Fund		29,581,270

Participant Loans
Various participants (the interest rate ranged from 5.00% - 10.50% during 2004)*		2,839,589

Assets (Held at End of Year)		$113,556,273

* Denotes party in interest.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plus Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

WHITNEY NATIONAL BANK SAVINGS PLUS PLAN

Date: June 28, 2005	/s/ Paul D. Bergeron

Paul D. Bergeron
Plan Administrator